

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 10, 2016

Via E-mail
Noreen Griffin
Chief Executive Officer
Immune Therapeutics, Inc.
37 North Orange Avenue, Suite 607
Orlando, FL 32801

Re: **Immune Therapeutics, Inc.**
Amendment No. 1 to Form 10-K for Fiscal Year Ended
December 31, 2015
Filed May 16, 2016
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 30, 2016
File No. 000-54933

Dear Ms. Griffin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance

cc: Gina M. Austin, Esq.
Austin Legal Group, APC